U.S. Securities and Exchange Commission
                Washington, D.C. 20549
<P>
                      Form 10-SB
<P>
General form for registration of securities of small business issuers under Section 12(b) or (g) of the Securities Exchange Act of 1934
<P>
                  i-Teleco.com, Inc.
     (Name of Small Business Issuer in its charter)
<P>

            Florida                                   65-0928369
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
 incorporation or organization)

<P>
            1221 Brickell Avenue, Suite 900
                Miami, Florida 33131
    (Address of principal executive offices) (Zip Code)
<P>
                     (305)358-3678
               (Issuer's telephone number)
<P>
Securities to be Registered Under Section 12(b) of the Act:
                           None
<P>
Securities to be Registered Under Section 12(g) of the Act:
                          Common Stock
                         $.0001 Par Value
                        (Title of Class)
<P>
To simplify the language in this Registration Statement i-Teleco.com, Inc. is referred to herein as "the Company" or "We".
<P>
                             PART I
<P>
Item 1. Description of Business.
<P>
Business Development. We were incorporated under the name Mastertel, Inc. in the State of Florida on December 16, 1998 as a wholly owned subsidiary of i-Incubator.com, Inc., a public company trading on the NASDAQ OTC Electronic Bulletin Board. On December 2, 1999, the Company filed a Certificate of Amendment changing the name of the Company to i-Teleco.com, Inc.
<P>
We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.
<P>
Business of Issuer. We are a development stage company which will provide telecommunications services in various markets throughout the United States. The result is that we anticipate that we will become a provider of local and long distance telephone services and related services. Ultimately, we intend to provide local and long distance services plus Internet access, Personnel Communications Services ("PCS"), cellular, paging, facsimile, enhanced calling cards, prepaid phone cards and calling cards and video communications services. We also intend to qualify as an "Integrated Communications Provider" ("ICP") under the Federal Telecommunications Act of 1996 (the "Telecommunications Act"). Under the Telecommunications Act, such ICPs can offer cellular, PCS, paging, voice mail, and a host of other telecommunications services along with local and long distance service. We intend to target its services to small and mid-size commercial end users.
<P>
Presently, we have received our licenses to operate as a local and long distance reseller in Texas, California, New
York and Florida.   i-Teleco intends to apply for local
reseller licenses in other states.   In addition, we own our
own domain name www.i-Teleco.com.
<P>
i-Teleco anticipates becoming a global provider of long distance telecommunications and inter-connectivity solutions. i-Teleco anticipates that it will leverage a robust infrastructure, state of the art telephony architecture and its relationship with anticipated business partners to deliver high quality voice and data distribution products. i-Teleco will take advantage of management's expertise in growing revenues by extending the company's anticipated strategic partner network, by negotiating reseller agreements with premier carriers and by making strategic acquisitions of regional telecommunication companies.
<P>
The Company anticipates that the aforementioned initiatives will position i-Teleco to take advantage of economies of scale: thereby reducing i-Teleco's expense base and enabling i-Teleco to offer competitive rates to their customers. In addition, by co-sourcing, and in some cases, outsourcing the administrative functions, i-Teleco will reap additional cost reduction benefits that can then be passed on to the consumer.
<P>
The business plan calls for the rapid integration of i-Teleco's acquisitions. The Company anticipates that these acquisitions will not only be in the area of regional telecommunications but may also include telephony hardware and software providers, WAP specialized companies, Internet service providers, calling card marketing firms and telecom hotels. The goal of these acquisitions is to extend the reach of i-Teleco's market and to increase the number of
products and services the company will provide.   Through
the anticipated successful vertical integration of acquisitions and i-Teleco developed products, the company will be in a position to offer their customers a comprehensive suite of inter-connectivity solutions.
<P>
i-Teleco's vision is to offer a wide range of products and services to customers who have growing telecommunication based requirements. On one level, i-Teleco anticipates it will take care of the customer's long distance and other connectivity requirements. On another level, i-Teleco will attempt to provide the customer with a resource for navigating through the complex and ever changing world of
converging communication technologies.   In a sense, i-
Teleco intends to become a virtual business partner who can ensure the highest quality and most reliable solutions for today's business and residential telecommunications.
<P>
The aforementioned points translate into the following
mission statements:
<P>
     1.     Enhance proven models with a coherent consumer
            plan:
     2.     Earn and retain consumer loyalty.
     3.     Eliminate competitive pressures and expand
            revenues.
     4.     Innovate and add new features to current
            products.
     5.     Expand market share across the Internet.
<P>
i-Teleco's mission is to become a provider of communication and inter-connectivity solutions to business and residential customers. The convergence of voice, data and internet technologies has made it a competitive advantage for companies to harness the synergies that this presents. The key is to translate these technological advances into practical business solutions. Too often telecommunication providers have not mastered the ability to understand a customer's needs and do not realize how daunting the new age of communication can seem.
<P>
Presently, traditional carriers dominate both the regional and long distance data transmission markets. New companies who use web-based telephony to increase throughput are gaining market share and making inroads in the traditional long distance and regional communication markets. Calling card marketing firms and other specialty niche companies have been profitable by focusing on target markets and by negotiating favorable terms for the lines they lease from
the major carriers.   These events have left the market for
regional and long distance data transmission both fragmented and without clear standards for the structure or transmittal of data.
<P>
It is becoming exceedingly difficult for the smaller regional and specialty telecommunications firms to compete with the larger carriers. Clients would rather deal with a telecommunications firm that can supply all of their data transmission needs and not just a particular segment. The reasons are obvious: a client does not want to have to manage 4 or 5 separate companies and have to spend time
trouble shooting which segment is not working.   Although
the major telecommunication providers do offer a global reach and nearly end-to-end solutions, customers, particularly small business owners, feel neglected. The major telecommunications providers do not offer the same level of customer service to the small to medium size business owners as they would to their larger corporate clients.
<P>
At the same time, those new telecommunications companies that employ web-based technologies are slow to embrace the insatiable need by their clients for customer service. The rapid pace of technological advancement and the ever increasing requirements placed upon the telecommunications provider have sometimes left the customer without adequate recourse for having their needs and problems handled in an efficient manner.
<P>
Our marketing strategy will be to provide the consumer or business with a single source for all of their telecommunications needs, all billed on a single invoice. Our customers will receive a "Management Report Style" invoice, one that is easily read and understood on an all-in-one-bill. We will format customer invoices and out-source printing and mailing. The Company is currently working toward a real time Internet bill presentation. Online payment works to our benefit by ensuring prompt payment, no postage expense and minimal bad debt.
<P>
Our current business strategy is to provide telecommunications services in the following geographical areas:

New York City, New York          Miami, Florida              Orlando, Florida
San Francisco, California        Los Angeles, California     Dallas, Texas
Las Vegas, Nevada                Chicago, Illinois

<P>
We also anticipate that we will grow through acquisitions of income producing telecommunication companies. Acquisitions will be determined based upon the operating structures of the target, including the quality or existence of sales, billing and customer service departments. The Company intends to consolidate the operations of the acquired entities into a single operation resulting in significant cost savings and substantial revenues within a minimal period of time. Operational functions such as billing, customer service and management functions will be centralized, thereby eliminating redundant systems and functions. We will utilize the existing billing and customer services infrastructure of the acquired entities where appropriate, and expand or contract such infrastructure as operations dictate. The Company anticipates that its acquisition strategy will also provide us with immediate revenues which will, upon reaching a certain level, provide the Company with advantages resulting from economies of scale.
<P>
Once we have acquired a reseller, we will contact the resellers' customers with a view towards marketing to the customer a host of other telecommunications services we offer. Management believes that its ability to customize telecommunications services and its effective pricing of services, along with the attractiveness of single invoicing, will attract customers and expand current usage by existing customers.
<P>
According to the Telecommunication Industry Association, the telecommunications industry has grown more than twice as fast as the U.S. economy; generating nearly $518 billion in spending. The Telecommunication Industry Association report goes on to list the following factors as the reasons for the increased spending:
<P>
     -The need to transmit larger volumes of information. -Increased spending by small and medium-sized companies.
     -The desire to integrate voice and data.
     -Greater interoperability of equipment stemming from
      the development of standards.
     -The search for cost-effective solutions.
     -An expanding international market.
<P>
The fastest growth has occurred in systems with 1,000 lines or less; this is a clear sign that small and medium sized companies are acquiring the technology previously only available to large companies. Many of these small businesses are becoming broadband subscribers. This has led to an exponential rate of growth for broadband services and a wealth of new applications that exploit the speed and capacity broadband offers.
<P>
Wireless communications and frame relay solutions have just begun to gain popularity with smaller companies and should afford smaller businesses the same productivity gains presently being realized by larger corporate consumers.
<P>
Within the long distance market, resale is the fastest
growing segment.   In 1998 and again in 1999 revenues from
resold long distance services have had a compounded annual growth rate of nearly 20%. Of course, this statistic does not belie the fact that the three major carriers, MCI/Worldcom, ATT and Sprint currently control over 70% of the market for long distance. Yet the trend indicates that the resellers of long distance service who can compete effectively will take away market share from the "traditional" providers.
<P>
In each of the markets we intend to serve, we will seek to become a competitor to the incumbent local exchange carrier ("I-LEC") for its targeted customers by providing an integrated package of high quality local, long distance and enhanced telecommunications services at competitive prices. The Company will try to serve as a competitive local exchange company ("C-LEC") to enter the local telephone service business. Under the Telecommunications Act, I-LECs must provide C-LECs such as the Company with access to their facilities at a substantial discount thereby enabling C-LECs to provide local telephone services to the public. We anticipates that we will be able to offer telecommunications services to customers at less than the prices which the customer can obtain if they purchase the services directly from the I-LECs.
<P>
i-TeleCo.com's anticipates that its market segment will primarily encompass residential consumers and middle market companies headquartered in large metropolitan areas, ( but with significant national and international branch offices). i-TeleCo.com expects the largest growth in demand and the highest margins will be realized by targeting these consumers. Typically this customer base will have anywhere from 10-1,000 external lines, basic voice processing requirements, (voice mail, automatic call distributors, interactive voice response and predictive dialing) and varying degrees of need for calling card services, internet service, and wireless access.
<P>
These consumer's businesses will range from technology, consumers products and healthcare to financial, energy and transportation. Professional offices such as law firms and medical practices will also be target markets. These sectors will be extremely price sensitive but, at the same time, attach a premium to superior customer service. These accounts will have felt neglected by the major carriers and overwhelmed by the techno speak thrown at them by other providers.
<P>
However, it is these very same consumers who will immediately recognize the benefit and capitalize on the efficiencies to be gained by effective use of these new telecommunication technologies. Because of their size, these customers can deploy new technology and application services in a timely manner and begin reaping the benefits immediately.
<P>
Employees
<P>
As of November 1, 2000, the Company employed a total of two persons, one on a full time basis and one on a part time basis. In addition, depending on demand, the Company will utilize manpower agencies to contract between additional persons on a temporary, part-time basis. None of the Company's employees are represented by a labor union. The Company believes that its relations with its employees are good.
<P>
Risk Factors
<P>
Limited Operating History/Anticipated Losses.
<P>
The Company was incorporated on November 16, 1998 and has not generated any revenues to date. The Company has no significant assets or financial resources. The Company has been engaged solely in start-up activities and has not commenced material operations in its core business of providing telecommunications services in various markets throughout the United States which will allow us to become a provider of local and long distance telephone services and related services. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered by a small developing company starting a new business enterprise and the highly competitive environment in which the Company will operate. To address these risks, the Company must, among other things, respond to competitive developments; continue to attract, retain and motivate qualified persons, research and develop new technology; and commercialize services incorporating such technologies. There can be no assurance the Company will be successful in addressing these risks or any other risks. The Company has not been in business long enough to make a reasonable judgment as to its future performance. There can be no assurance the Company will be able to successfully implement its business plan, generate sufficient revenue to meet is expenses, operate profitably or be commercially successful.
<P>
The Company anticipates incurring losses during its initial stages of development and expansion. There can be no assurance that the Company will be successful in obtaining revenues in amounts necessary to fund its operations, implement its business strategy or fund planned acquisitions.
<P>
Need for Additional Funds
<P>
The Company's capital requirements to implement its business strategy will be significant. The Company may need additional funds from loans and/or the sale of equity securities. Furthermore, the Company currently intends to effect future acquisitions with cash and the issuance of debt and equity securities. The cost of anticipated acquisitions may require the Company to seek additional financing. The Company anticipates requiring additional funds in order to fully implement its business plan to significantly expand its operations. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to the Company. There can be no assurance that the Company will be able to obtain financing if and when it is needed on terms the Company deems acceptable. The inability of the Company to obtain financing would have a material adverse effect on the Company's ability to implement its acquisition strategy, and as a result, could require the Company to diminish or suspend its acquisition strategy.
<P>
Acquisition Related Risks
<P>
The Company intends, as part of its business strategy to acquire other businesses which are in the industry. Management is unable to predict whether or when any prospective acquisitions will occur or the likelihood of a material transaction being completed on favorable terms and conditions. The Company's ability to finance acquisitions may be constrained by, among other things, its ability to raise additional capital or obtain debt financing. Although the Company has no current plans to incur debt financing, the terms of any future debt financings may significantly limit the Company's ability to incur indebtedness in connection with other acquisitions. In addition, acquisitions of other companies commonly involve certain risks, including, among others: the difficulty of assimilating the acquired operations and personnel; the potential disruption of the Company's ongoing business and diversion of resources and management time; the possible inability of management to maintain uniform standards, controls, procedures and policies; the risks of entering markets in which the Company has little or no direct prior experience; and the potential impairment of relationships with employees or customers as a result of changes in management.
<P>
There can be no assurance that the Company will be able to identify, acquire or profitably manage additional companies or successfully integrate the operations of additional companies into those of the Company without encountering significant delays, costs or other problems. The Company may compete for expansion and acquisition opportunities with other companies who may have greater financial and other resources than the Company. There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance such acquisitions and, if any acquisitions are so made, that the acquired business will be successfully integrated into the Company's operations or that the acquired business will perform as expected. The Company has no definitive agreement with respect to any acquisition, although from time to time it has discussions with other companies and assesses opportunities on an ongoing basis.
<P>
The Company also anticipates that it will enter into joint venture transactions. These transactions present many of the same risks involved in acquisitions and may also involve the risk that other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with those of the Company. Joint venture partners may also be unable to meet their economic or other obligations, thereby forcing the Company to fulfill these obligations.
<P>
Government Regulation
<P>
The Company's services will be subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company.
<P>
Government regulation and legal uncertainties could add additional costs to doing business on the Internet. There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. However, laws and regulations may be adopted in the future that address issues such as user privacy, pricing and the characteristics and quality of products and services. For example, the Telecommunications Act of 1996 sought to prohibit transmitting various types of information and content over the Internet. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership, libel and personal privacy are applicable to the Internet. Any new laws or regulations relating to the Internet or any new interpretations of existing laws could adversely affect our business.
<P>
Probable Change in Control of Management
<P>
A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of another company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his/her participation in the future affairs of the Company.
<P>
Need for Additional Management
<P>
We require additional management, middle management and technical personnel. Our business is dependent on continued services of our key personnel, particularly, Joshua Lurie, our President and Jamee M. Kalimi, our Vice President and Secretary. However, in order to implement an expanded website program, we must hire additional management and middle management and technical personnel. We may be unable to retain our key employees or attract, assimilate or retain other highly qualified employees. We have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. There is significant competition for qualified employees in the computer programming and Internet industries. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.
<P>
Risks Relating To Long Distance Business
<P>
The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company will initially rely on other carriers to provide transmission and termination services for all of its long distance traffic. The Company will need resale agreements with long distance carriers to provide it with transmission services. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of the Company's future customers. In the event the Company fails to meet its minimum volume commitments, it may be obligated to pay underutilization charges and in the event it underestimates its need for transmission capacity, the Company may be required to obtain capacity through more expensive means.
<P>
Competition
<P>
The telecommunications industry is highly competitive. In each of the markets targeted by the Company, we will compete principally with the ILEC serving that area. ILECs are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. ILECs also have long-standing relationships with regulatory authorities at the federal and state levels. While some FCC and state administrative decisions and initiatives provide business opportunities to telecommunications providers such as the Company, they also provide the ILECs with increased pricing flexibility for their private line and special access and switched access services. In addition, with respect to competitive access services (as opposed to switched local exchange services), the FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, ILEC competitors such as the Company could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on ILEC competitors such as the Company.
<P>
We expect to face competition from other current and potential market entrants, including long distance carriers seeking to enter, re-enter or expand entry into the local exchange marketplace such as AT&T Corp. ("AT&T"), WorldCom/MCI Communications Corporation ("MCI"), Sprint Corporation ("Sprint"), and from other CLECs, resellers, competitive access providers ("CAPs") , cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, the development of new technologies could give rise to significant new competition for us. We will also compete with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business. Many of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than those of the Company, as well as other competitive advantages over the Company.
<P>
The Telecommunications Act includes provisions which impose certain regulatory requirements on all local exchange carriers, including ILEC competitors such as the Company, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on the Company's ability to successfully compete against ILECs and other telecommunications service providers.
<P>
As a recent entrant in the integrated telecommunications services industry, we have not achieved and do not expect to achieve a significant market share for any of our services. In particular, the ILECs have long-standing relationships with their customers, have financial, technical, marketing, personnel and other resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from existing regulations that favor the ILECs over the Company in certain respects. Certain federal and state laws and regulations allow CLECs such as us to interconnect with ILEC facilities and provide increased business opportunities for the Company. Such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECS.
<P>
To the extent the Company interconnects with and uses ILEC networks to service its customers, we will be dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards, and the Company must interface with the ILECs' legacy OSS in order to properly provision new customers. The Telecommunications Act imposes interconnection obligations on ILECs, but there can be no assurance that we will be able to obtain the interconnection we require at rates, and on terms and conditions, that permit us to offer switched services that are both competitive and profitable. In the event that we experience difficulties in obtaining high quality, reliable and reasonably priced services from the ILECs, the attractiveness of our services to our customers could be impaired.
<P>
The long distance telecommunications market has numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We will face competition from large carriers such as AT&T, MCI and Sprint. Other competitors are likely to include RBOCs providing out-of-region (and, with the removal of regulatory barriers, in-region) long distance services, other CLECs, microwave and satellite carriers and private networks owned by large end users. We may also increasingly face competition from companies offering long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay carrier access charges or universal service fees. In addition, in June 1998, Sprint announced its intention to offer voice, data and video services over its nationwide asynchronous transfer mode network, which Sprint anticipates will significantly reduce its cost to provide such services. Sprint plans to bill its customers based upon the amount of traffic carried, irrespective of the time required to send the traffic or the traffic's destination.
<P>
The Internet services market is highly competitive and we expect that competition will continue to intensify. The Company's competitors in this market include ISPs, other telecommunications companies, online service providers and Internet software providers. Many of these competitors have greater financial, technological, marketing, personnel and other resources than those available to the Company.
<P>
We believe that the principal competitive factors affecting our business operations will be pricing levels and clear pricing policies, reliable customer service, accurate billing and, to a lesser extent, variety of services. Our ability to compete effectively will depend upon our ability to maintain high quality, market-driven services at prices generally equal to or below those charged by our competitors. To maintain our competitive posture, we believe that we must be in a position to reduce our prices in order to meet reductions in rates, if any, offered by others. Any such reductions could adversely affect us.
<P>
The World Trade Organization ("WTO") agreement on basic telecommunications services could increase the level of competition faced by us. Under this agreement, the United States and 72 other members of the WTO committed themselves to opening their respective telecommunications markets and/or foreign ownership and/or to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telecommunications companies, effective in some cases as early as January 1998. There can be no assurance that the pro-competitive effects of the WTO agreement will not have a material adverse effect on our business, financial condition and results of operations.
<P>
A continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the telecommunications industry could also increase the level of competition faced by the Company.
<P>
Item 2. Management Discussion and Analysis and Plan of
        Operation
------------------------------------------------------------
<P>

                              For the Nine Months       For the Nine Months
                                   ended                       Ended
                             September 30, 2000         September 30, 1999
                             -----------------------------------------------
Development Stage Revenues     $           0            $                0
<P>
Development Stage Expenses          (185,597)                           (0)
<P>
Deficit Accumulated During
Development Stage                   (185,597)                           (0)

<P>
The following discussion and analysis should be read in conjunction with the financial statements of the Company and the accompanying notes appearing subsequently under the caption "Financial Statements." The following discussion and analysis contains forward-looking statements, which involve risks and uncertainties. The Company's actual results may differ significantly from the results, expectations and plans discussed in these forward-looking statements.
<P>
During the past nine months, the Company has spent considerable time and capital resources defining and developing its strategic plan for telecommunications services in various markets throughout the United States.
<P>
Development Stage Revenues
<P>
The Company's operations have been devoted primarily to raising capital for licensing in five states and developing a website. I-Teleco, Inc. is a subsidiary of i-Incubator.com, Inc. I-Teleco was incorporated in Florida on December 16, 1998 as Mastertel Communications Corp. and has authority to do business in New York, Illinois, Texas, California and Florida. Joshua M. Lurie is the President and a Director and Jamee M. Kalimi is Vice President,
Secretary and a director of i-Teleco.   At the present time,
i-Teleco has applied and been approved to operate as a local reseller in New York, Illinois, Texas, California and Florida.
<P>
I-Incubator.com, Inc. shall remain the parent company of i-Teleco, Inc. i-Incubator owns 19,000,000 shares of i-Teleco common stock valued at $.0001 per share.
<P>
The ability of the Company to achieve its business objectives is contingent upon it success in raising additional capital until adequate revenues are realized from operations.
<P>
Development Stage Expenses
<P>
The Company's development stage expenses were $185,697 for the year end of September 30, 2000. The Company was inactive for the year ended September 30, 1999 and accordingly did not incur any development stage expenses. This increase was primarily due to the purchase of a domain name, corporate salary and developing a corporate website. In addition, we have utilized funds engaging various consulting and managerial services in search of licensing, corporate acquisitions and advertising.
<P>
Liquidity and Capital Resources
<P>
Despite capital contributions and related party loans, the Company from time to time experienced cash flow shortages that have slowed the Company growth. During 2000, the consequences of those cash flow shortages has been an increase of accrued expenses and stockholder loans, bringing those figures to $185,697 and $26,750 respectively at September 30, 2000.
<P>
The Company has primarily financed its activities from loans from a related party. A significant portion of the loans has been used to cover working capital needs such as office expense, travel, trade shows and various consulting and professional fees.
<P>
The Company continues to experience cash flow shortages, and anticipates this continuing through the foreseeable future. Management believes that additional funding will be necessary in order for it to continue as a going concern. The Company is investigating several forms of private debt and/or equity financing, although there can be no assurances that the Company will be successful in procuring such financing or that it will be available on terms acceptable to the Company.
<P>
Item 3. Description of Property.
-------------------------------
<P>
The Company presently shares office space with i-Incubator.com, Inc., the sole shareholder of the Company, in a building located at 1221 Brickell Avenue, Suite 900, Miami, Florida. The facility is leased pursuant to a month to month lease. The primary tenant is Atlas Equity Group, Inc. Atlas Equity Group, Inc. subleases the facility to i-Incubator.com, Inc. Atlas Equity and its sole shareholder, Michael D. Farkas are the principal shareholders of i-Incubator.com, Inc., the parent company of i-Teleco. The landlord is not affiliated with us. No rent is being charged to the Company. We believe that this space is sufficient for us at this time.
<P>
Item 4. Security Ownership of Certain Beneficial Owners and
        Management.
-----------------------------------------------------------
<P>
As of October 31, 2000, there were 19,000,000 shares of our common stock, $0.0001 par value issued and outstanding. The following tabulates holdings of our shares of common stock by each person who, as of October 31, 2000, holds of record or is known by management to own beneficially more than 5% of our common shares and, in addition, by all of our directors and officers individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite their name.
<P>
Security Ownership of Beneficial Owners (1)(2):

Title of Class     Name & Address         Amount           Percent
--------------------------------------------------------------------
Common Stock     i-Incubator.com, Inc.(2)  19,000,000       100.00%
                 1221 Brickell Avenue
                 Suite 900
                 Miami, FL 33131
<P>
Security Ownership of Management (3):
<P>
Title of Class     Name & Address          Amount          Percent
--------------------------------------------------------------------
Common Stock   Joshua Lurie                         0            0
               268 W. Englewood Ave.
               Teaneck, NJ 07666
<P>
               Jamee M Kalimi                       0            0
               3314 Oak Drive
               Hollywood, Florida
<P>
All directors and executive                         0            0%
officers as a group (2 persons)

<P>
(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable community property laws.
<P>
(2) Michael D. Farkas, through his affiliated entities, is the principal shareholder of i-Incubator.com, Inc.
<P>
(3) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
<P>
Item 5. Directors, Executive Officers, Promoters and Control
        Persons.
-----------------------------------------------------------
<P>
Joshua Lurie has been the President and Director of the Company since February 2000 when he joined the Company as President to organize the company and spearhead its corporate growth. From November 1998 through January 2000 Mr. Lurie was the Managing Director of Interglobe Communications ICC Corp., a Petach Tikva, Israel based company that provided international voice telecommunications. Mr. Lurie has been active in the telecommunications field for over ten years initially involved in providing corporate business networking solutions with System's Incorporated, a Connecticut based company, Route Link and The Incom Group, both Israel based companies and is currently implementing voice and data technologies. Mr. Lurie has been an innovator in voice technologies operations and marketing in the conventional methods and in the Internet space.
<P>
Jamee M. Kalimi, 32, has been Vice President, Secretary and Director of the Company since inception. She is a marketing and telecommunications expert with a strong ability to create new strategies and business plans. Since 1998, Ms. Kalimi has been President and Director of i-Incubator.com, Inc. a publicly traded company listed on the OTC Electronic Bulletin Board. (OTC:BB INQU). Ms. Kalimi is also President of i-CarAuction.com, Inc., i-AntiqueAuction.com, Inc. and i-Aerobids.com, Inc. and is Vice President and Secretary of i-RealtyAuction.com, Inc. all of which are subsidiaries of i-Incubator.com, Inc. Ms. Kalimi has been heavily involved in the telecommunications industry since 1990, specializing in pay per call services and the marketing of such services. She has an active real estate license in the State of Florida which was obtained in 1995. Prior to working for us, she was an assistant to the President of Atlas Equity Group, Inc. from February 1998 to October 1998. She worked as a Real Estate Sales and Leasing Manager for Sclar Realty from April 1996 to February 1998 and President of AvJam Communications, Inc. from January 1994 to April 1996.
<P>
All officers and directors listed above will remain in office until the next annual meeting of our stockholders, and until their successors have been duly elected and qualified. There are no agreements with respect to the election of Directors. We have not compensated our Directors for service on our Board of Directors, any committee thereof, or reimbursed for expenses incurred for attendance at meetings of our Board of Directors and/or any committee of our Board of Directors. Officers are appointed annually by our Board of Directors and each Executive Officer serves at the discretion of our Board of Directors. We do not have any standing committees.
<P>
None of our Officers and/or Directors have filed any bankruptcy petition, been convicted of or been the subject of any criminal proceedings or the subject of any order, judgment or decree involving the violation of any state or federal securities laws within the past five (5) years.
<P>
Item 6. Executive Compensation.
--------------------------------

Name              Position           Year      Salary     Bonus    Other Stock  Options
Joshua Lurie       Pres/Director     2000      $125,000       0         0             0
<P>
Jamee Kalimi       VP/Sec/Dir        2000      $      0       0         0             0
<P>

<P>
Our shareholders may in the future determine to pay Director's fees and reimburse Directors for expenses related to their activities.
<P>
Item 7. Certain Relationships and Related Transactions.
--------------------------------------------------------
<P>
The Company presently shares office space with i-Incubator.com, Inc., the sole shareholder of the Company, in a building located at 1221 Brickell Avenue, Suite 900, Miami, Florida. The facility is leased pursuant to a month to month lease. The primary tenant is Atlas Equity Group, Inc. Atlas Equity Group, Inc. subleases the facility to i-Incubator.com, Inc. Atlas Equity and its sole shareholder, Michael D. Farkas are the principal shareholders of i-
Incubator.com, Inc., the parent company of i-Teleco.   The
landlord is not affiliated with us. No rent is being charged to the Company. We believe that this space is sufficient for us at this time.
<P>
We have not and do not intend to enter into any additional transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with our beneficial owners. We are a subsidiary of a parent company, i-Incubator.com, Inc. Since inception, we have not entered into any transactions with promoters other than our officers and directors Joshua Lurie and Jamee Kalimi.
<P>
i-Teleco has executed into two (2) promissory notes with Atlas Equity Group, Inc. ("Atlas Equity") for a total of $5,000 which Atlas Equity loaned to the Company. On October 25, 2000, Atlas Equity loaned $3,000 which is payable on January 24, 2001 and is accruing interest a the rate of ten (10%) percent per annum. On November 10, 2000, Atlas Equity loaned $2,000 which is payable on February 9, 2001 and is accruing interest at the rate of ten (10%) percent per
annum.   Atlas Equity and its sole shareholder, Michael D.
Farkas are the principal shareholders of i-Incubator.com, Inc., the parent company of i-Teleco.
<P>
i-Teleco has entered into five (5) promissory notes with Ostonian Securities Limited ("Ostonian") for a total of $21,750 which Ostonian loaned to the Company. On September 11, 2000, Ostonian loaned $5,000 which is payable on September 10, 2001 and is accruing interest a the rate of eight and a quarter (8.25%) percent per annum. On October 3, 2000, Ostonian loaned $3,750 which is payable on October 2, 2001 and is accruing interest at the rate of eight and a
quarter (8.25%) percent per annum.   On October 13, 2000,
Ostonian loaned $4,500 which is payable on October 12, 2001 and is accruing interest a the rate of eight and a quarter (8.25%) percent per annum. On November 2, 2000, Ostonian loaned $4,500 which is payable on November 1, 2001 and is accruing interest a the rate of eight and a quarter (8.25%) percent per annum. On November 13, 2000, Ostonian loaned $4,000 which is payable on November 12, 2001 and is accruing interest a the rate of eight and a quarter (8.25%) percent per annum. Ostonian representative, Michael D. Farkas is a principal shareholder of i-Incubator.com, Inc., the parent company of i-Teleco.
<P>
On September 1, 2000, i-Teleco entered into an agreement to purchase the domain name "i-Teleco.com" from Michael D. Farkas a principal shareholder of i-Incubator.com, Inc., the parent company of i-Teleco for $50,000.
<P>
i-Teleco owes $18,537.50 to Envitro.com, Inc. for the creation of the corporate website which to date has not been
paid.   Envitro.com, Inc. is a wholly owned subsidiary of
Wealthhound, Inc. which is a wholly owned subsidiary of Wealthhound.com, Inc. Michael D. Farkas, a principal shareholder of Wealthhound.com, Inc., is also a principal shareholder and director of i-Incubator.com, Inc., the parent company of i-Teleco.
<P>
Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.
<P>
Item 8. Description of Securities.
-----------------------------------
<P>
Qualification.
<P>
The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.
<P>
Common Stock.
<P>
Our amended Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.0001 par value per common share and no Preferred Shares. As of October 31, 2000, there are 19,000,000 shares of our common stock outstanding. All outstanding Common Shares are legally issued, fully paid and non-assessable.
<P>
Liquidation Rights.
<P>
Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.
<P>
Dividend Rights.
<P>
We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Florida Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.
<P>
Voting Rights.
<P>
Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.
<P>
Other Rights.
<P>
Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.
<P>
There are no other material rights of the common shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.
<P>
                          PART II
<P>
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.
-----------------------------------------------------------
<P>
There is no established public trading market for our securities. After this document is declared effective by the Securities and Exchange Commission, we currently intend to seek a listing on the OTC Electronic Bulletin Board in the United States. Our shares can not trade on the OTC Bulletin Board until all SEC comments relating to this Form 10 have been resolved. Our shares are not and have not been listed or quoted on any exchange or quotation system.
<P>
At October 31, 2000, there were 19,000,000 shares of our common stock issued and outstanding. We have never paid dividends on our shares. We currently intend to retain earnings for use in our business and do not anticipate paying any dividends in the foreseeable future.
<P>
As of the date of this registration, we had one (1) holder of record of our common stock. We currently have one class of common stock outstanding.
<P>
Certain securities herein are restricted securities as defined under Rule 144 of the Securities Act of 1933 and may only be sold under Rule 144 or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities and is not an affiliate of us may sell such securities subject to the Rule 144 provisions. Under Rule 144, directors, executive officers, and persons or entities they control or who control them may sell shares that have satisfied the one year holding period for the restricted securities in an amount limited to, in any three-month period, the greater of 1% of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. All sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.
<P>
Penny Stock Considerations.
<P>
Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.
<P>
These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules, and our shareholders will, in all likelihood, find it difficult to sell their securities.
<P>
No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder, in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person in regard to the development of a trading market in any of our securities.
<P>
Item 2. Legal Proceedings.
---------------------------
<P>
We are not a party to any pending legal proceeding, and we are not aware of any contemplated legal proceeding by a governmental authority involving us.
<P>
Item 3. Changes in and Disagreements with Accountants.
------------------------------------------------------
<P>
During the two most recent fiscal years and the subsequent interim period, we have had no disagreement, resignation or dismissal of the principal independent accountant for the Company. Our accountant at this time is John Abitante, CPA of Berenfeld, Spritzer, Shechter & Sheer, 7700 N. Kendall Drive, Suite 805, Miami, Florida 33156.
<P>
Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------
<P>
The following sets forth information relating to all of our previous sales of securities which were not registered under the Securities Act of 1933.
<P>
i-Teleco, Inc. was incorporated in the State of Florida on December 18, 1998 as a wholly owned subsidiary of i-Incubator.com, Inc. and 1,000 shares were issued to i-Incubator.com, Inc. in reliance on the exemption under
Section 4(2) of the Securities Act of 1933, as amended (the "Act"). Such shares met the requirements for this exemption since i-Incubator.com, Inc. was qualified in terms of financial sophistication and had access to material information about the Company. On May 19, 2000, the Shareholder and Directors of i-Teleco, Inc. authorized a 19,000 for 1 forward stock split increasing the amount of outstanding shares owned by i-Incubator.com, Inc., the sole shareholder, to 19,000,000 shares.
<P>
We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.
<P>
Item 5. Indemnification of Directors and Officers.
----------------------------------------------------
<P>
Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.
<P>
                       PART F/S
<P>
                     i-TELECO.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                   FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
                    TABLE OF CONTENTS
<P>
BALANCE SHEETS                                           2
<P>
STATEMENT OF OPERATIONS                                  3
<P>
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY             4
<P>
STATEMENT OF CASH FLOWS                                5-6
<P>
NOTES TO FINANCIAL STATEMENTS                         7-13
<P>

                              i-TELECO.COM, INC.
<P>
                         (A DEVELOPMENT STAGE COMPANY)
<P>
                                BALANCE SHEETS
<P>
                                    ASSETS
                                  (UNAUDITED)          (AUDITED)          (AUDITED)
                              SEPTEMBER 30,           DECEMBER 31,       DECEMBER 31,
                                    2000                  1999               1998
                            ------------------------------------------------------------
CURRENT ASSETS:
<P>
Cash                           $           0          $        51        $          0
                            ------------------------------------------------------------
TOTAL ASSETS                   $           0          $        51        $          0
<P>
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
<P>
CURRENT LIABILITIES:
<P>
     Accounts payable          $       6,004          $         0        $          0
     Accrued expenses                 31,239                3,500                   0
     Note payable                      5,000                    0                   0
     Loans and advances payable
       - related parties             150,903                4,100                   0
                              ----------------------------------------------------------
       Total Current Liabilities     193,146                7,600                   0
<P>
STOCKHOLDER'S EQUITY (DEFICIT):
<P>
     Common Stock,  $.0001 par value,
      50,000,000 shares authorized,
      19,000,000 shares issued and
      outstanding                     19,000               19,000              19,000
     Additional paid-in capital      (18,900)             (18,900)            (18,900)
     Deficit accumulated during
      the development stage         (193,246)              (7,649)               (100)
                              ----------------------------------------------------------
      Total Stockholder's Equity
       (Deficit)                    (193,146)              (7,549)                  0
                              ----------------------------------------------------------
TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY (DEFICIT)$         (0)         $        51         $         0
                              ----------------------------------------------------------
                                           0                    0                  (0)
                              ==========================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                                  i-TELECO.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                               STATEMENTS OF OPERATIONS
                                  (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
                                 FOR THE NINE          FOR THE NINE        FOR THE PERIOD
                                 MONTHS ENDED          MONTHS ENDED     DECEMBER 16, 1998
                                 SEPTEMBER 30,         SEPTEMBER 30,      (INCEPTION) TO
                                     2000                 1999          SEPTEMBER 30, 2000
                             -------------------------------------------------------------
DEVELOPMENT STAGE REVENUES       $          0          $           0     $             0
<P>
DEVELOPMENT STAGE EXPENSES:
     Accounting                         2,500                      0               5,000
     Bank charges                         164                      0                 194
     Consulting fees                      268                      0                 368
     Domain name                       50,000                      0              50,000
     Dues and subscriptions               175                      0                 175
     Employee bonuses                   1,700                      0               1,700
     Equipment rental                     799                      0                 799
     Insurance                          2,126                      0               2,127
     Interest                              21                      0                  21
     Legal fees                         6,414                      0               7,414
     Licenses and taxes                 1,364                      0               5,383
     Office supplies                      858                      0                 858
     Payroll taxes                      6,292                      0               6,292
     Salary                            80,700                      0              80,700
     Trade shows                        2,115                      0               2,115
     Travel                            11,560                      0              11,562
     Web page design                   18,538                      0              18,538
                             ------------------------------------------------------------
Total development stage expenses      185,597                      0             193,246
                             ------------------------------------------------------------
DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE     $     (185,597)          $          0          $ (193,246)
                            =============================================================
LOSS PER SHARE:
     Basic                     $      (0.0098)                N/A             $  (0.0102)
                            =============================================================
     Diluted                            N/A                    N/A                  N/A
                            =============================================================
<P>
Weighted-average of common
     shares outstanding            19,000,000                  N/A            19,000,000
                            =============================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                                  i-TELECO.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
<P>
            FOR THE PERIOD DECEMBER 16, 1998 (INCEPTION) TO SEPTEMBER 30, 2000
                                                                     DEFICIT
                                                                     ACCUMULATED
                                                    ADDITIONAL       DURING THE
                              COMMON STOCK          PAID-IN          DEVELOPMENT
                          SHARES          AMOUNT    CAPITAL          STAGE          TOTAL
                         -----------------------------------------------------------------
Balance, December 16, 1998
     (inception)                  0       $      0   $          0     $      0    $     0
<P>
Common stock issued to related
 party for management
 services                19,000,000         19,000        (18,900)           0        100
<P>
Deficit accumulated during the
 development stage for the
 period December 16, 1998
 (inception)
 to December 31, 1998             0              0              0         (100)      (100)
                         -----------------------------------------------------------------
Balance,
 December 31, 1998       19,000,000         19,000        (18,900)        (100)         0
<P>
Deficit accumulated during the
 development stage for the year
 ended December 31, 1999          0              0              0       (7,549)    (7,549)
                         -----------------------------------------------------------------
Balance,
 December 31, 1999       19,000,000        $19,000       $(18,900)     $(7,649)   $(7,549)
<P>
Deficit accumulated during the
 development stage for the
 nine months ended
 September 30, 2000               0              0              0     (185,597)  (185,597)
                         -----------------------------------------------------------------
Balance,
 September 30, 2000      19,000,000        $19,000       $(18,900)   $(193,246) $(193,146)
                         =================================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>

                                 i-TELECO.COM, INC.
<P>
                          (A DEVELOPMENT STAGE COMPANY)
<P>
                             STATEMENTS OF CASH FLOWS
<P>
                          INCREASE (DECREASE) IN CASH
                               (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
                               FOR THE NINE         FOR THE NINE         FOR THE PERIOD
                               MONTHS ENDED         MONTHS ENDED        DECEMBER 16, 1998
                               SEPTEMBER 30,        SEPTEMBER 30,        (INCEPTION) TO
                                  2000                  1999           SEPTEMBER 30, 2000
                        -----------------------------------------------------------------
OPERATING ACTIVITIES:
<P>
  Deficit accumulated during the
   development stage          $(185,597)           $            0        $      (193,246)
<P>
  Adjustments to reconcile net loss to
   net cash used by operations:
     Consulting                       0                         0                    100
     Increase in accrued
      expenses                    3,500                         0                  7,000
     Increase (Decrease) in
      accrued interest expense       21                         0                     21
     Increase in accounts
      payable                     6,004                                            6,004
     Increase in payroll
      taxes payable              24,218                         0                 24,218
                           --------------------------------------------------------------
      Net Cash Used for
      Operating Activities     (151,854)                        0               (155,903)
                           --------------------------------------------------------------
INVESTING ACTIVITIES:
     Net Cash Used for
      Investing Activities            0                         0                      0
<P>
FINANCING ACTIVITIES:
     Proceeds from note payables  5,000                         0                  5,000
     Loans and advances payable
       related parties          146,803                         0                150,903
                           --------------------------------------------------------------
     Net Cash Provided by
       Financing Activities     151,803                         0                155,903
                           --------------------------------------------------------------
INCREASE (DECREASE) IN CASH         (51)                        0                      0
                           --------------------------------------------------------------
CASH, BEGINNING OF PERIOD            51                         0                      0
                           --------------------------------------------------------------
CASH, END OF PERIOD           $       0             $           0          $           0
                           ==============================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>
                     i-TELECO.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CASH FLOWS
<P>
         FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                   AND 1999 AND FOR THE
       CUMULATIVE PERIOD DECEMBER 16, 1998 (INCEPTION)
                  TO SEPTEMBER 30, 2000
<P>
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
<P>
     During the nine months ended September 30, 2000 and 1999 and for the cumulative period December 16, 1998
(inception) to September 30, 2000, the Company did not pay any interest.
<P>
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES
<P>
     The Company entered into the following non-cash transaction:
<P>
     During the period ended December 31, 1998, the Company issued 1,000 shares of common stock in consideration of management services to I-Incubator.com, Inc. formerly known as Master Communications, Corp. The transaction was valued at $100. The Company subsequently approved a 19,000 to 1 forward stock split (see note 10).
<P>

                          i-TELECO.COM, INC.
             COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
              FOR THE NINE MONTHS ENDED SEPTEMBER 31, 2000
                       INCREASE          DAYS                 SHARE
DATE                   DECREASE          OUTSTANDING          OUTSTANDING          DAYS
-----------------------------------------------------------------------------------------
January 1, 2000              0          19,000,000            273          5,187,000,000
<P>
September 30, 2000           0          19,000,000              0                      0
<P>
September 30, 2000                                            273          5,187,000,000
                       ==================================================================
WEIGHTED SHARES     19,000,000
<P>

                                 i-TELECO.COM, INC.
                   COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
                    FOR THE NINE MONTHS ENDED SEPTEMBER 31, 1999
                       INCREASE          DAYS                 SHARE
DATE                   DECREASE          OUTSTANDING          OUTSTANDING          DAYS
-----------------------------------------------------------------------------------------
January 1, 1999                          19,000,000          272          5,168,000,000
<P>
September 30, 1999            0          19,000,000            0                      0
<P>
September 30, 1999                                           272          5,168,000,000
                    =====================================================================
WEIGHTED SHARES           19,000,000
<P>

<P>

                                 i-TELECO.COM, INC.
                   COMPUTATION OF WEIGHTED AVERAGE NUMBER OF SHARES
                     FROM INCEPTION THROUGH SEPTEMBER 30, 2000
                       INCREASE          DAYS                 SHARE
DATE                   DECREASE          OUTSTANDING          OUTSTANDING          DAYS
-----------------------------------------------------------------------------------------
December 16, 1998          0          19,000,000                 15          285,000,000
<P>
December 31, 1998          0          19,000,000                365        6,935,000,000
<P>
December 31, 1999          0          19,000,000                274        5,206,000,000
<P>
September 30, 2000         0          19,000,000                  0                    0
<P>
September 30, 2000                                              654       12,426,000,000
                                                        =================================
WEIGHTED SHARES           19,000,000
<P>

<P>
                    i-TELECO.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
NOTE 1 -       NATURE OF ORGANIZATION AND SUMMARY OF
               SIGNIFICANT  ACCOUNTING POLICIES
------------------------------------------------------
<P>
ORGANIZATION
<P>
i-Teleco.com, Inc. ("the Company"), formerly MasterTel Communications Corp., a wholly owned subsidiary of i-Incubator.com, Inc. ("Incubator"), formerly known as Master Communications Corp., was incorporated on December 16, 1998, under the laws of the state of Florida. The Company's operations have been devoted primarily to structuring and positioning itself to take advantage of opportunities available in the internet industry. The Company intends to grow through internal development, strategic alliances and
acquisitions of existing businesses.   The Company has the
authority to issue 50,000,000 shares of common stock and intends to position itself to take advantage of opportunities available in the telecommunications industry. The Company is a development stage company and has had limited activity.
<P>
MANAGEMENT DECISION NOT TO CONSOLIDATE
<P>
Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority Owned Subsidiaries", encourages the use of consolidated financial statements between a parent company and its subsidiaries unless:
<P>
     a.     Control is likely to be temporary,
     b.     Control does not rest with the majority
            owner(s), or
     c. Minority shareholders have certain approval or veto rights that allow them to exercise significant control over major management decisions in the ordinary course of business.
<P>
The management of Incubator intends to spin off the Company and believes that its control is temporary. Therefore, management believes that separate financial statements are appropriate and properly reflect current operating results.
<P>
USE OF ESTIMATES
<P>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and for the reporting period. Accordingly, actual results could differ from those estimates.
<P>
CASH AND CASH EQUIVALENTS
<P>
For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
<P>
                     i-TELECO.COM, INC.
<P>
                (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
NOTE 1 -       NATURE OF ORGANIZATION AND SUMMARY OF
               SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
--------------------------------------------------------
<P>
CARRYING VALUES
<P>
The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment. Whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable, the Company will reduce the carrying value of the assets and charge operations in the period the impairment occurs.
<P>
INCOME TAXES
<P>
The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The accompanying financial statements have no provisions for deferred tax assets or liabilities because the deferred tax allowance offsets the deferred tax asset in its entirety.
<P>
NET LOSS PER SHARE
<P>
The Company has adopted SFAS No. 128 "Earnings Per Share". Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments, only if they are dilutive in nature
with regards to earnings per share.   Since the Company has
incurred net losses since its inception and there are no convertible instruments, basic loss per share and diluted loss per share are the same.
<P>
FAIR VALUE OF FINANCIAL INSTRUMENTS
<P>
SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments. The Company's management, using available market information and other valuation methods, has determined the estimated fair value amounts of its financial instruments. However, considerable judgment is required to interpret market data in developing estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.
<P>
                     i-TELECO.COM, INC.
<P>
                (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
NOTE 1 -       NATURE OF ORGANIZATION AND SUMMARY OF
               SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
--------------------------------------------------------
<P>
STOCK COMPENSATION
<P>
The Company has adopted SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 encourages the use of the fair market method to account for transactions involving stock based compensation that are entered into for fiscal years beginning after December 15, 1995. Under the fair value method, the issuance of equity instruments to non-employees in exchange for goods or services should be accounted for based on the fair value of the goods or services received or the fair value of the income instruments issued, whichever is more reliably measured.
<P>
NOTE 2 -       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
---------------------------------------------------------
<P>
In June, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This SFAS requires companies to classify items of other comprehensive income by their nature in financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 does not affect the Company's financial statements.
<P>
In June, 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". This SFAS established additional standards for segment reporting in financial statements and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 does not affect the Company's financial statements.
<P>
In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for Costs of Start-Up Activities" ("SOP 98-5"). Pursuant to this statement, the Company is required to expense all start-up costs related to new operations.
<P>
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for financial statements issued for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management believes that SFAS No. 133 does not affect the Company's financial statements.
<P>
SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by Mortgage Banking Enterprises", is effective for financial statements issued in the first fiscal quarter beginning after December 15, 1998. This SFAS does not affect the Company's financial statements.
<P>
                     i-TELECO.COM, INC.
<P>
                (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                   SEPTEMBER 30, 2000
<P>
NOTE 2 -       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
              (CONT'D)
----------------------------------------------------------
<P>
SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", is effective for financial statements issued for fiscal years beginning February, 1999. This SFAS does not affect the Company's financial statements.
<P>
NOTE 3 -       DEVELOPMENT STAGE OPERATIONS AND GOING
               CONCERN MATTERS
------------------------------------------------------
<P>
The Company's initial activities have been devoted to developing a business plan, negotiating contracts and raising capital for future operations and administrative functions.
<P>
The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until such time as adequate revenues are realized from operations.
<P>
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from December 16, 1998 (inception) to September 30, 2000 aggregated ($193,246). The Company's cash flow requirements during this period have been met by contributions of capital and debt financing. No assurance can be given that these sources of financing will continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.
<P>
The financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.
<P>
NOTE 4 -     DEFERRED INCOME TAXES
----------------------------------
<P>
The Company has a carry-forward loss for income tax purposes of $193,246 that may be offset against future taxable income. The carry-forward loss expires at various times through the year 2019. Due to the uncertainty regarding the success of future operations, management has valued the deferred tax asset allowance at 100% of the related deferred tax asset. The deferred tax asset and valuation allowance as of September 30, 2000 and December 31, 1999 were as follows:

                                             2000                     1999
                                       ----------------------------------------
Deferred tax assets arising            $    29,000              $     1,150
<P>
Less:  Valuation allowance                 (29,000)                  (1,150)
<P>
Net Deferred Tax Asset                 $         0              $         0

<P>
NOTE 5 -     ACCRUED EXPENSES
<P>
Accrued expenses at September 30, 2000 and December 31,
1999 were as follows:

                                           2000                 1999
Accrued professional fees            $    7,000             $    3,500
Accrued interest                             21                      0
Accrued payroll tax                      24,218                      0
                                     --------------------------------------
Total accrued liabilities            $   31,239             $    3,500

<P>
NOTE 6 -     NOTES PAYABLE
<P>
Notes payable at September 30, 2000 and December 31,
1999 were as follows:

                                                 2000              1999
Note payable to Ostonian
Securities Ltd. (a related party),
8.25% per annum dated September 30, 2000,
unsecured.  Due on demand no later
than September 10, 2001.                   $     5,000         $      0
<P>
Accrued interest                                    21                0
                                           --------------------------------
Total Note Payable                         $     5,021         $      0

<P>
NOTE 7 -     LOANS AND ADVANCES - RELATED PARTY
------------------------------------------------
<P>
The Company has received funds from i-Incubator.com, Inc. to meet various working capital requirements. These loans and advances total $82,365, are non-interest bearing, and due on demand.
<P>
On September 1, 2000, the Company entered into an agreement with Michael D. Farkas, a related party, to purchase a domain name, i-Teleco.com, for $50,000.
<P>
On October 5, 2000, the Company entered into an agreement with Envitro.com, Inc., a related party, to design and construct a web page for $18,537.50.
<P>
NOTE 8 -       RELATED PARTY TRANSACTIONS
------------------------------------------
<P>
On March 1, 2000 the Company agreed to reimburse Atlas Equity Group, Inc., a related party, $159.85 per month (on a month-to-month basis) for the use of a laptop computer. Atlas Equity Group, Inc. is owned by Michael D. Farkas.
<P>
NOTE 9 -       STOCKHOLDERS' EQUITY
------------------------------------
<P>
On December 16 1998, the Company issued 1,000 restricted common shares to Incubator, in consideration for management services valued at $100. Incubator is deemed to be a founder and affiliate of the Company.
<P>
NOTE 10 -       SUBSEQUENT EVENTS
---------------------------------
<P>
On May 18, 2000, the Company authorized a 19,000:1 forward split of the Company's outstanding common stock $.0001 par value. This transaction has been given retroactive effect to December 16, 1998. After the split there were 19,000,000 restricted shares issued and outstanding with a par value of $.0001.
<P>
On October 3, 2000 the Company executed a note payable to Ostonian Securities Ltd., the principal sum of $3,750 at a rate of 8.25% per annum. The entire principal amount and accrued interest in due and payable on October 2, 2001.
<P>
On October 13, 2000 the Company executed a note payable to Ostonian Securities Ltd., the principal sum of $4,500 at a rate of 8.25% per annum. The entire principal amount and accrued interest in due and payable on October 12, 2001.
<P>
On October 25, 2000, the Company executed a note payable to Atlas Equity Group, Inc., a related party, the principal sum of $3,000 at a rate of 10% per annum. The entire principal amount and accrued interest in due and payable on January 24, 2001.
<P>
                     i-TELECO.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                   FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
                    TABLE OF CONTENTS
<P>
INDEPENDENT AUDITORS' REPORT                             1
<P>
BALANCE SHEETS                                           2
<P>
STATEMENT OF OPERATIONS                                  3
<P>
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY             4
<P>
STATEMENT OF CASH FLOWS                                5-6
<P>
NOTES TO FINANCIAL STATEMENTS                         7-13
<P>
              INDEPENDENT AUDITORS' REPORT
<P>
To the Stockholder and
 Board of Directors
i-Teleco.com, Inc.
(a development stage company)
Miami, Florida
<P>
We have audited the accompanying balance sheets of i-Teleco.com, Inc., formerly MasterTel Communications Corp. (a development stage company), as of December 31, 1999 and December 31, 1998 and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year ended December 31, 1999 and for the periods December 16, 1998 (inception) to December 31, 1998 and December 16, 1998 (inception) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
<P>
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of
material misstatement.   An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe the audits provide a reasonable basis for our opinion.
<P>
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of i-Teleco.com, Inc. as of December 31, 1999 and December 31, 1998, and the results of its operations and its cash flows for the years then ended, and for the cumulative period December 16, 1998 (inception) to December 31, 1999 in conformity with generally accepted accounting principles.
<P>
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is a development stage company. The realization of its assets is dependent upon its ability to meet its future financing requirements, and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.
<P>
Berenfeld, Spritzer, Shechter and Sheer
Miami, Florida
September 18, 2000
<P>

                              i-TELECO.COM, INC.
<P>
                         (A DEVELOPMENT STAGE COMPANY)
<P>
                                BALANCE SHEETS
<P>
                                    ASSETS
                                                       DECEMBER 31,       DECEMBER 31,
                                                          1999               1998
                                                      ---------------------------------
CURRENT ASSETS:
<P>
Cash                                                  $        51        $          0
                                                      ---------------------------------
TOTAL ASSETS                                          $        51        $          0
<P>                                                   =================================
LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
<P>
CURRENT LIABILITIES:
<P>
     Accrued expenses payable                               3,500                   0
     Due to affiliate - related parties                     4,100                   0
                              ----------------------------------------------------------
       Total Current Liabilities                            7,600                   0
<P>
STOCKHOLDER'S EQUITY (DEFICIT):
<P>
     Common Stock,  $.0001 par value,
      50,000,000 shares authorized,
      1,000 shares issued and
      outstanding respectively                                  1                   1
     Additional paid-in capital                                99                  99
     Deficit accumulated during
      the development stage                                (7,649)               (100)
                              ----------------------------------------------------------
      Total Stockholder's Equity
       (Deficit)                                           (7,549)                  0
                              ----------------------------------------------------------
TOTAL LIABILITIES AND
  STOCKHOLDER'S EQUITY (DEFICIT)$                     $        51         $         0
                              ==========================================================
<P>
The accompanying notes are an integral part of these financial statements

                                  i-TELECO.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                               STATEMENTS OF OPERATIONS
                                  (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
                                 FOR THE YEAR          FOR THE PERIOD    FOR THE PERIOD
                                     ENDED           DECEMBER 16, 1998  DECEMBER 16, 1998
                                 DECEMBER 31,         DECEMBER 31,      (INCEPTION) TO
                                     1999                 1998          DECEMBER 31, 1999
                             -------------------------------------------------------------
DEVELOPMENT STAGE REVENUES       $          0          $           0     $             0
                             -------------------------------------------------------------
DEVELOPMENT STAGE EXPENSES:
     Accounting                         2,500                      0               5,000
     Amortization                           0                    100                 100
     Bank charges                          30                      0                  30
     Legal fees                         1,000                                      1,000
     Licenses and taxes                 4,019                      0               4,019
                             ------------------------------------------------------------
Total development stage expenses        7,549                    100               7,649
                             ------------------------------------------------------------
DEFICIT ACCUMULATED DURING
     THE DEVELOPMENT STAGE     $       (7,549)          $       (100)         $   (7,649)
                            =============================================================
LOSS PER SHARE:
     Basic                     $      (7.5490)                    (0)         $  (7.6590)
                            =============================================================

     Diluted                            N/A                    N/A                  N/A
                            =============================================================
<P>
Weighted-average of common
     shares outstanding                1,000                   1,000              1,000
                           =============================================================
<P>
The accompanying notes are an integral part of these financial statements

                                  i-TELECO.COM, INC.
<P>
                            (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
<P>
            FOR THE PERIOD DECEMBER 16, 1998 (INCEPTION) TO DECEMBER 31, 1999
                                                                     DEFICIT
                                                                     ACCUMULATED
                                                    ADDITIONAL       DURING THE
                              COMMON STOCK          PAID-IN          DEVELOPMENT
                          SHARES          AMOUNT    CAPITAL          STAGE          TOTAL
                         -----------------------------------------------------------------
Balance, December 16, 1998
     (inception)                  0       $      0   $          0     $      0    $     0
<P>
Common stock issued to related
 party for management
 services                     1,000              1             99            0        100
<P>
Deficit accumulated during the
 development stage for the
 period December 16, 1998
 (inception)
 to December 31, 1998             0              0              0         (100)      (100)
                         -----------------------------------------------------------------
Balance,
 December 31, 1998            1,000              1             99         (100)         0
<P>
Deficit accumulated during the
 development stage for the year
 ended December 31, 1999          0              0              0       (7,549)    (7,549)
                         -----------------------------------------------------------------
Balance,
 December 31, 1999            1,000        $     1       $     99      $(7,649)   $(7,549)
<P>
The accompanying notes are an integral part of these financial statements

<P>

                                 i-TELECO.COM, INC.
<P>
                          (A DEVELOPMENT STAGE COMPANY)
<P>
                             STATEMENTS OF CASH FLOWS
<P>
                          INCREASE (DECREASE) IN CASH
                                  (UNAUDITED)          (UNAUDITED)          (UNAUDITED)
                                 FOR THE YEAR          FOR THE PERIOD    FOR THE PERIOD
                                     ENDED           DECEMBER 16, 1998  DECEMBER 16, 1998
                                 DECEMBER 31,         DECEMBER 31,      (INCEPTION) TO
                                     1999                 1998          DECEMBER 31, 1999
                             -------------------------------------------------------------
OPERATING ACTIVITIES:
<P>
  Deficit accumulated during the
   development stage          $  (7,549)           $         (100)        $       (7,649)
<P>
  Adjustments to reconcile net loss to
   net cash used by operations:
     Amortization                     0                       100                    100
     Increase (Decrease) in
      accrued interest expenses   3,500                         0                  3,500
                           --------------------------------------------------------------
      Net Cash Used for
      Operating Activities       (4,049)                        0                 (4,049)
                           --------------------------------------------------------------
INVESTING ACTIVITIES:
 Due to affiliate -related party  4,100                         0                  4,100
                           --------------------------------------------------------------
     Net Cash Used for
      Investing Activities        4,100                         0                  4,100
                           --------------------------------------------------------------
FINANCING ACTIVITIES:
     Net Cash Provided by
       Financing Activities           0                         0                      0
                           --------------------------------------------------------------
INCREASE IN CASH                     51                         0                     51
                           --------------------------------------------------------------
CASH, BEGINNING OF PERIOD             0                         0                      0
                           --------------------------------------------------------------
CASH, END OF PERIOD           $      51             $           0          $          51
                           ==============================================================
<P>
The accompanying notes are an integral part of these financial statements

<P>
                     i-TELECO.COM, INC.
<P>
               (A DEVELOPMENT STAGE COMPANY)
<P>
                  STATEMENTS OF CASH FLOWS
<P>
          FOR THE YEARS ENDED DECEMBER 31, 1999
                   AND 1998 AND FOR THE
       CUMULATIVE PERIOD DECEMBER 16, 1998 (INCEPTION)
                  TO DECEMBER 31, 1999
<P>
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
<P>
     During the year ended December 31, 1999 and for the cumulative period December 16, 1998 (inception) to December 31, 1999, the Company did not pay any interest.
<P>
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING
ACTIVITIES
<P>
     The Company entered into the following non-cash
transaction:
<P>
     During the period ended December 31, 1998, the Company issued 1,000 shares of common stock in consideration of management services to I-Incubator.com, Inc. formerly known as Master Communications, Corp. The transaction was valued at $100. (see note 7).
<P>
<P>
                     i-TELECO.COM, INC.
<P>
                (A DEVELOPMENT STAGE COMPANY)
<P>
                NOTES TO FINANCIAL STATEMENTS
<P>
                     DECEMBER 31, 1999
<P>
NOTE 1 -  NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES
-----------------------------------------------------------
<P>
ORGANIZATION
<P>
i-Teleco.com, Inc. ("the Company"), formerly MasterTel Communications Corp., a wholly owned subsidiary of i-Incubator.com, Inc. ("Incubator"), formerly known as Master Communications Corp., was incorporated on December 16, 1998, under the laws of the State of Florida. The Company's operations have been devoted primarily to structuring and positioning itself to take advantage of opportunities available in the internet industry. The Company intends to grow through internal development, strategic alliances and
acquisitions of existing business.   The Company has the
authority to issue 50,000,000 shares of common stock and intends to position itself to take advantage of opportunities available in the telecommunications industry. The Company is a development stage company and has had limited activity.
<P>
MANAGEMENT DECISION NOT TO CONSOLIDATE
<P>
Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority Owned Subsidiaries", encourages the use of consolidated financial statements between a parent company and its subsidiaries unless:
<P>
     a.     Control is likely to be temporary,
     b.     Control does not rest with the majority
            owner(s), or
     c. Minority shareholders have certain approval or veto rights that allow them to exercise significant control over major management decisions in the ordinary course of business.
<P>
The management of Incubator intends to spin off the Company and believes that its control is temporary. Therefore, management believes that separate financial statements are appropriate and properly reflect current operating results.
<P>
                     i-TELECO.COM, INC.
<P>
              (A DEVELOPMENT STAGE COMPANY)
<P>
               NOTES TO FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
NOTE 1 -  NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES
-----------------------------------------------------------
<P>
USE OF ESTIMATES
<P>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and for the reporting period. Accordingly, actual results could differ from those estimates.
<P>
CASH AND CASH EQUIVALENTS
<P>
For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.
<P>
CARRYING VALUES
<P>
The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment. Whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable, the Company will reduce the carrying value of the assets and charge operations in the period the impairment occurs.
<P>
INCOME TAXES
<P>
The Company utilizes SFAS No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when
<P>
                    i-TELECO.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
              NOTES TO FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
NOTE 1 - NATURE OF ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)
-----------------------------------------------------------
<P>
INCOME TAXES (CONT'D)
<P>
necessary to reduce deferred tax assets to the amount expected to be realized. The accompanying financial statements have no provisions for deferred tax assets or liabilities because the deferred tax allowance offsets the deferred tax asset in its entirety.
<P>
NET LOSS PER SHARE
<P>
The Company has adopted SFAS No. 128 "Earnings Per Share". Basic loss per share is computed by dividing the loss available to common shareholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed in a manner similar to the basic loss per share, except that the weighted-average number of shares outstanding is increased to include all common shares, including those with the potential to be issued by virtue of warrants, options, convertible debt and other such convertible instruments. Diluted earnings per share contemplates a complete conversion to common shares of all convertible instruments, only if they are dilutive in nature
with regards to earnings per share.   Since the Company has
incurred net losses since its inception and there are no convertible instruments, basic loss per share and diluted loss per share are the same.
<P>
FAIR VALUE OF FINANCIAL INSTRUMENTS
<P>
SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments. The Company's management, using available market information and other valuation methods, has determined the estimated fair value amounts of its financial instruments. However, considerable judgment is required to interpret market data in developing estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange.
<P>
                  i-TELECO.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
              NOTES TO FINANCIAL STATEMENTS
<P>
                   DECEMBER 31, 1999
<P>
NOTE 2 -  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
---------------------------------------------------
<P>
In June, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This SFAS requires companies to classify items of other comprehensive income by their nature in financial statements and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. SFAS No. 130 is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 130 does not affect the Company's financial statements.
<P>
In June, 1997, the FASB issued SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information". This SFAS established additional standards for segment reporting in financial statements and is effective for financial statements issued for fiscal years beginning after December 15, 1997. Management believes that SFAS No. 131 does not affect the Company's financial statements.
<P>
In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, "Reporting for Costs of Start-Up Activities" ("SOP 98-5"). Pursuant to this statement, the Company is required to expense all start-up costs related to new operations.
<P>
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", is effective for financial statements issued for fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Management believes that SFAS No. 133 does not affect the Company's financial statements.
<P>
SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by Mortgage Banking Enterprises", is effective for financial statements issued in the first fiscal quarter beginning after December 15, 1998. This SFAS does not affect the Company's financial statements.
<P>
                   i-TELECO.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
             NOTES TO FINANCIAL STATEMENTS
<P>
                  DECEMBER 31, 1999
<P>
NOTE 2 -  RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONT'D)
-----------------------------------------------------------
<P>
SFAS No. 135, "Rescission of FASB Statement No. 75 and Technical Corrections", is effective for financial statements issued for fiscal years beginning February, 1999. This SFAS does not affect the Company's financial statements.
<P>
NOTE 3 -  DEVELOPMENT STAGE OPERATIONS AND GOING CONCERN
          MATTERS
---------------------------------------------------------
<P>
The Company's initial activities have been devoted to developing a business plan, negotiating contracts and raising capital for future operations and administrative functions.
<P>
The ability of the Company to achieve its business objectives is contingent upon its success in raising additional capital until such time as adequate revenues are realized from operations.
<P>
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from December 16, 1998 (inception) to December 31, 1999 aggregated ($7,649). The Company's cash flow requirements during this period have been met by contributions of capital and debt financing. No assurance can be given that these sources of financing will continue to be available. If the Company is unable to generate profits, or unable to obtain additional funds for its working capital needs, it may have to cease operations.
<P>
The financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.
<P>
                    i-TELECO.COM, INC.
<P>
              (A DEVELOPMENT STAGE COMPANY)
<P>
               NOTES TO FINANCIAL STATEMENTS
<P>
                    DECEMBER 31, 1999
<P>
NOTE 4 -     DEFERRED INCOME TAXES
------------------------------------
<P>
The Company has a carry-forward loss for income tax purposes of $7,649 that may be offset against future taxable income. The carry-forward loss expires at various times through the year 2019. Due to the uncertainty regarding the success of future operations, management has valued the deferred tax asset allowance at 100% of the related deferred tax asset. The deferred tax asset and valuation allowance as of December 31, 1999 were as follows:

                                                          1999
                                       ----------------------------------------
Deferred tax assets arising                         $     1,150
<P>
Less:  Valuation allowance                               (1,150)
                                       ----------------------------------------
Net Deferred Tax Asset                              $         0
                                       ========================================

<P>
NOTE 5 -     ACCRUED EXPENSES
-----------------------------
<P>
Accrued expenses at December 31, 1999 are as follows:
<P>
Accrued accounting fees $   2,500
Accrued legal fees          1,000
                        -----------
Total                   $   3,500
                        ===========
<P>
NOTE 6 -     DUE TO AFFILIATE - RELATED PARTY
----------------------------------------------
<P>
As of December 31, 1999, the Company borrowed $4,100 from Incubator, its parent company. The loan is unsecured and non-interest bearing.
<P>
                   i-TELECO.COM, INC.
<P>
             (A DEVELOPMENT STAGE COMPANY)
<P>
            NOTES TO FINANCIAL STATEMENTS
<P>
                   DECEMBER 31, 1999
<P>
NOTE 7 -  STOCKHOLDERS' EQUITY
-------------------------------
<P>
On December 16 1998, the Company issued 1,000 restricted common shares to Incubator, in consideration for management services valued at $100. Incubator is deemed to be a founder and affiliate of the Company.
<P>
                       PART III
<P>
Item 1.  Index to Exhibits
<P>
Exhibit Number             Description
<P>
Exhibit 3(i)               Articles of Incorporation,
                           Amended Articles of Incorporation
                           and Restated Articles of
                           Corporation
<P>
Exhibit 3(ii)              By-laws
<P>
                      Signatures
<P>
In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
<P>
                        I-TELECO.COM, INC.
<P>
                        /s/ Jamee M. Kalimi
                        ----------------------------
                        By: JAMEE M. KALIMI
                        Title: President and Director
<P>
Date: November 30, 2000